

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


06026009



No Act

February 22, 2006

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

Re: Bristol-Myers Squibb Company
Incoming letter dated December 22, 2005

Dear Ms.Leung:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Bristol-Myers by Dundas Flaherty. We also have received letters on the proponent's behalf dated January 9, 2006 and January 18, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015

14222

Sandra Leung
Vice President & Secretary

345 Park Avenue New York, NY 10154
Tel 212-546-4260 Fax 212-605-9622
sandra.leung@bms.com

 Bristol-Myers Squibb Company

December 22, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Mr. Dundas Flaherty*
Securities Exchange Act of 1934 --Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Bristol-Myers Squibb Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Stockholders (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from Mr. Dundas Flaherty (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to the Company only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. The Company hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2006 Proxy

Materials pursuant to Rule 14a-8(i)(7) because it concerns the Company's ordinary business operations.

THE PROPOSAL

The Proposal states:

> Resolved: The shareholders of Bristol-Myers Squibb ("BMS" or the "Company") urge the Board of Directors (the "Board") to retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the Company, including, but not limited to, a possible sale, merger, or other transaction for any or all assets of the Company and report to shareholders on a course of action to maximize shareholder value.

ANALYSIS

The Proposal May be Excluded Under Rule 14a-8(i)(7) Because It Concerns Ordinary Business Operations.

Rule 14a-8(i)(7) permits an issuer to omit from its proxy materials any proposal concerning the conduct of the ordinary business operations of the registrant. The Proposal requests that the Company "retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the Company, including, but not limited to, a possible sale" of some or all of the Company's assets. The Proposal seeks consideration of "strategic alternatives," which include a number of non-extraordinary transactions. The Staff has repeatedly permitted the exclusion of stockholder proposals requesting that a company retain an investment bank to consider potential transactions that implicate both extraordinary and non-extraordinary transactions because non-extraordinary transactions are ordinary business matters. Because the Proposal implicates non-extraordinary transactions, it is excludable under Rule 14a-8(i)(7).

The Commission has provided the following guidance with regard to the application and purpose of Rule 14a-8(i)(7):

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to director and shareholder oversight. . . . The

> second consideration relates to the degree to which the proposal seeks to 'micromanage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Release No. 34-40018 (May 21, 1998).

Since the policy behind Rule 14a-8(i)(7) "is consistent with the policy of most state corporate laws," the laws of a company's state of incorporation are useful in determining how the ordinary business exception should apply to a particular company. Release No. 34-40018 (May 21, 1998). The Company is a Delaware corporation. Section 141 of the Delaware General Corporation Law (the "DGCL") provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Company's certificate of incorporation does not limit the power of the Company's management to conduct its ordinary business under the supervision of the board of directors. Under the DGCL, the only transactions requiring approval of both the board of directors and the Company's stockholders are mergers where the Company is the target, *see* Sec. 251(c); acquisitions involving the issuance of more than 20% of the Company's outstanding common stock, *see* Sec. 251(f); and sales of all, or substantially all, of the Company's assets, *see* Sec. 271. The Proposal does not expressly address any of these transactions and certainly does not address only such transactions.

Therefore, consistent with the guidance set forth in Release No. 34-40018, the DGCL's broad grant of authority to boards of directors and management, and the Staff precedent set forth below, the Company believes that the Proposal is excludable because it concerns the engagement of an investment bank to provide general advice and does not address a specific extraordinary transaction.

With respect to stockholder proposals relating to the engagement of an investment bank, the Staff has distinguished between proposals that refer to a specific extraordinary transaction and those requesting that a company seek strategic advice more generally. The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) with respect to proposals for retention of an independent third party for the purpose of evaluating strategic alternatives, even where some of the proposed strategic alternatives may involve extraordinary transactions.

For example, in *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that "an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company." The supporting statement stressed a recent decline in Medallion's stock price, suggested that a "strategic acquirer with greater resources and a lower cost of capital" might pay a "substantial premium," and stated "we think a sale of Medallion is the surest way to enhance stockholder value." *Medallion Financial Corp.* The Staff concurred that the proposal could be excluded, noting that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Thus, where the proposal itself is not limited solely to extraordinary transactions, the Staff has granted no-action relief, even where the supporting statement primarily focuses on the possible sale of the corporation.

Similarly, and more recently, the Staff granted no-action relief to First Charter Corporation when it sought to exclude a proposal that requested retention of an investment bank and specifically referred to a potential sale of the company. *First Charter Corp.* (avail. Jan. 18, 2005) ("*First Charter*"). In *First Charter*, the proposal requested formation of an independent committee of directors to "explore strategic alternatives for maximizing shareholder value" and to "retain a nationally recognized investment banking firm." The proposal would have authorized the committee and the investment bank to "solicit, evaluate and negotiate offers for the sale of the Corporation." The proposal clearly contemplated the sale of the corporation as one of the alternatives that would "maximize shareholder value." Again, however, the Staff concluded that the proposal could be excluded even though it related to "both extraordinary transactions and non-extraordinary transactions." *See also*, *Archon Corp.* (avail. Mar. 10, 2003) (excluding a proposal to appoint a board committee and hire an investment bank to "explore strategic alternatives to maximize shareholder value").

The Proposal is similar to, though even less specific than, those in *First Charter* and *Medallion Financial Corp.* As noted above, the Proposal requests an investigation of "strategic alternatives," including a "possible sale, merger, or other transaction for any or all assets of the Company." An evaluation of "strategic alternatives" might yield the recommendation that the Company purchase a smaller company in a non-extraordinary transaction. Indeed, given the large scale of the Company and the relatively smaller scale of many companies in the biotechnology industry, that appears to be a likely outcome of any study of "strategic alternatives." In *Lancer Corp.* (avail. Mar. 13, 2002), the Staff permitted the exclusion of a proposal to "enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value, and to advise the shareholders upon the feasibility and possibility of the sale of the Company," which the Staff concluded was "directed at Lancer's general business strategies and operations." Here, as in *Lancer Corp.*, the Proposal does not relate solely to the sale of the company; rather it is directed at the Company's general business strategy and operations. Such transactions would not require a stockholder vote under DGCL Sec. 271; nor, when considered in light of past no-action letters, would they be considered extraordinary. *See Sears Roebuck and Co.* (avail. Feb. 7, 2000) (granting relief respecting a proposal advocating the sale of "all or part" of the company because it implicated non-extraordinary transactions) and *Telular Corp.* (avail. Dec. 5, 2003) (proposal requesting a review of strategic alternatives for maximizing shareholder value, including sale, merger, spin-off, split-off or divestiture of the Company or a division thereof excludable as relating to ordinary business).

In fact, the Staff has granted relief respecting a proposal phrased similarly to the Proposal, with the same requirement to explore alternatives that include a "sale." *See NACCO Indust., Inc.* (avail. Mar. 29, 2000) ("*NACCO*"). In *NACCO* the proposal read: "That the shareholders of NACCO Indust., recommend that the board of directors immediately engage the services of a nationally recognized investment banker specifically to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company." The Staff reply noted that "the proposal appears to relate in part to non-extraordinary transactions."

The critical language of the Proposal mirrors that of the proposal in *NACCO*. The Proposal advocates hiring an investment bank to "explore strategic alternatives to enhance the value of the Company, including, but not limited to, a possible sale, merger, or other transaction for any or all assets of the Company." Thus, the Proposal relates to the Company's ordinary business, just as the proposal did in *NACCO*. Further, as in *Telular Corp.*, the addition of the word "strategic" does not alter the conclusion that the Proposal relates to ordinary business. *See also*, *Virginia Capital Bancshares* (avail. Jan. 16, 2001) (excluding a proposal that the board hire an investment bank to evaluate means to improve stock value, including sale of the company).

Additionally, the Proposal is distinguishable from no-action letters where the Staff has found that the sole object or primary focus of the proposals was an extraordinary corporate transaction. *See, e.g.*, *Interpublic Group of Companies, Inc.* (avail. Sep. 15, 2005) (proposal calling for a prompt sale of the company to the highest bidder not excludable) ("*Interpublic*"); *Allegheny Valley Bancorp, Inc.* (avail. Jan. 3, 2001) (proposal directing the board to hire an investment bank for the specific purpose of soliciting offers for the purchase of the bank's stock or assets not excludable); *Bergen Brunswig Corp.* (avail. December 6, 2000) (proposal that the board "arrange for the prompt sale" of the company to the highest bidder not excludable); and *Student Loan Corp.* (avail. Mar. 18, 1999) (proposal requesting the board to explore alternatives to enhance shareholder value including a sale, merger or premium tender offer share repurchase and report to the shareholders not excludable). Here, the Proposal requires exploration of "strategic alternatives" and does not specifically direct a sale, as in *Allegheny Valley Bancorp, Inc.*, *Bergen Brunswig Corp.*, and *Interpublic*; or require investigation of a specific transaction, such as the "premium tender offer repurchase" listed in the proposal in *Student Loan Corp.* The Proposal, like that in *First Charter*, mentions, but does not require, the sale of the corporation.

Further, the Supporting Statement does not refer to a specific extraordinary transaction. Consequently, it is also distinguishable from *Temple-Inland, Inc.* (avail. Feb. 24, 1998) (proposal recommending that the board engage an investment bank to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company, could not be excluded, because when read together with the supporting statement it appeared to focus on possible extraordinary business transactions) ("*Temple-Inland*"). In *Temple-Inland*, the supporting statement referred to "monetizing the [company's] timber assets" and reviewing the "the validity of holding the financial services subsidiaries," both of which are specific extraordinary transactions. However, unlike the supporting statement in *Temple-Inland*, the Supporting Statement does not detail potential transactions. Again, as in the proposals in *Interpublic*, *Allegheny Valley Bancorp, Inc.*, *Bergen Brunswig Corp.*, and *Student Loan Corp.*, the principal distinction is that the Proposal does not focus on particular extraordinary transactions. Rather, the Proposal and Supporting Statement relate to indeterminate potential transactions and strategies, and, therefore, should be excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 546-4260.

Sincerely,



Sandra Leung

Enclosures

cc: Mr. Dundas Flaherty

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

9 January 2006

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal to Bristol-Myers Squibb Co. from
Dundas I. Flaherty: request for no-action relief dated 22 December 2005

Via facsimile: (202) 942-9525

Dear Counsel:

I write as counsel for Mr. Dundas I. Flaherty in response to the request for no-action relief submitted by Sanda Leung on behalf of Bristol-Myers Squibb Company.

This is to advise you that Mr. Flaherty does intend to submit a response in opposition to the request that will rebut the Company's reliance on the "ordinary business" exclusion in Rule 14a-8(i)(7). Owing to other commitments, it is anticipated that this letter will be filed next week.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Cornish F. Hitchcock

cc: Sandra Leung, Esq.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

18 January 2006


SEC MAIL PROCESSING
RECEIVED
JAN 19 2006
WASH. DC 156 SECTION

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to Bristol-Myers Squibb Co. from Dundas I. Flaherty

BY HAND

Dear Counsel:

I have been asked to respond on behalf of Dundas I. Flaherty to the letter from counsel for Bristol-Myers Squibb Co. ("Bristol-Myers" or the "Company") dated 22 December 2005 ("Bristol-Myers Letter"), in which Bristol-Myers advises that it plans to omit from its 2006 proxy materials a resolution submitted by Mr. Flaherty. Under SEC Rule 14a-8 the Company bears the burden of establishing the applicability of any cited reason for excluding a proposal. For the reasons set forth below, Mr. Flaherty submits that the Company has failed to do so here, and he respectfully asks the Division to deny the no-action relief that Bristol-Myers seeks.

Mr. Flaherty's Resolution.

As is indicated in the letter accompanying his resolution (attached as Exhibit A to the Bristol-Myers Letter), Mr. Flaherty is a long-time Bristol-Myers shareholder who owns over 150,000 shares of Bristol-Myers common stock, much of it acquired in the 1970s. His holdings exceed the holdings of any of the Company's outside directors, according to data provided in last year's proxy statement.

His resolution (a copy of which is attached) urges the board of directors "to retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the Company, including, but not limited to, a possible sale, merger, or other transaction for any or all assets of the Company and report to shareholders on a course of action to maximize shareholder value."

In response Bristol-Myers agues that the proposal may be excluded from its proxy materials under SEC Rule 14a-8(i)(7) on the ground that the proposal relates to the "ordinary business" of the Company and not to matters of the sort on which shareholders are entitled to vote under the Rule. The Company's position is not supported by applicable precedents.

Discussion.

In considering whether a company may exclude a proposal of this sort on the ground that it relates to the company's "ordinary business," the Division's rulings have created the following dichotomy. On the one side are proposals that have a "focus" on extraordinary corporate transactions, such as a sale of the company. *Temple-Inland, Inc.* (24 February 1998); *see also Student Loan Corp.* (18 March 1999); *Quaker Oats Co.* (28 December 1995). These proposals are deemed not to involve the "ordinary business" of the company and involve the sort of transaction that would likely require shareholder approval under state law to be consummated.

On the other side are proposals to hire a third party to make recommendations to enhance shareholder value through various expedients, some of which may involve an extraordinary transaction such as selling the company. *First Charter Corp.* (18 January 2005); *Medallion Financial Corp.* (11 May 2004); *NACCO Industries, Inc.* (29 March 2000). These proposals may be excluded because they may propose, at least in part, consideration of non-extraordinary transactions that may be deemed to involve the "ordinary business" of the company.

Analyzing Mr. Flaherty's proposal against the backdrop of these decisions, it is clear that the proposal falls within the *Temple-Inland* category of proposals and cannot be excluded from Bristol-Myers' proxy materials.

We start with the text of his resolution, the key portion of which is almost word-for-word identical to the resolution that the Division cleared in *Temple-Inland*. The *Temple-Inland* resolution urged the board to "immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company."

Mr. Flaherty's proposal urges the board "retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the Company, including, but not limited to, a possible sale, merger, or other transaction for any or all assets of the Company."

The Division has approved similar formulations in other cases. *See Student Loan Corp., supra* (urging retention of investment bank to "explore all alternatives to enhance the value of the Company, including, but not limited to the possible sale or merger of the Company, or premium tender offer share repurchases" of company stock);[1] *see also Quaker Oats Co., supra* (urging exploration of "all alternatives" to enhance value, including separation of the company's business divisions into two independent public companies). Bristol-Myers offers no reason to believe that these precedents are no longer valid or controlling.

Even if the language in a resolution may appear to be broad in scope, the Division has looked to the supporting statement to determine the focus of the requested action. Thus, in *Temple-Inland*, the text of the resolution was as it is here. The supporting statement was more specific, urging an independent review of "one or all of the following steps:" splitting the company in two, merging the paper business with another business, divesting a specific facility, monetizing "some or all of the timberlands and/or the creation of a separate forestry profit center; and divesting the building products business."

In denying no-action relief, the Division explained that "the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions."

Mr. Flaherty's supporting statement has a similar "focus" on extraordinary transactions. His supporting statement notes that a "number of combinations have taken place among pharmaceutical companies in recent years" and that Bristol-Myers shareholders "might do better over the long term in a transaction such as an exchange of shares in a merger with a stronger company."

If there is any doubt as to his "focus," the supporting statement then cites a report by Credit Suisse First Boston that "identified 78 possible pharmaceutical company combinations," and he quotes CSFB's conclusion:

> Financial attractiveness, therapeutic compliment and unique capabilities and infrastructure largely determine chances for consolidation. Four companies screen best on these criteria – Novartis and GlaxoSmithKline as acquirors and *Bristol-Myers Squibb and Wyeth as targets* (emphasis added).

Mr. Flaherty's supporting statement concludes by urging the board to evaluate this either-or alternative: whether "shareholders are likely to be *better off with BMS carrying on independently* with a keener strategy or whether there are strategic alternatives that would be more beneficial to the company and shareholders" (emphasis added).

---

[1] The resolution approved in *Student Loan Corp.* contained a final clause virtually identical to the language in Mr. Flaherty's resolution, which urges the board to present a plan to shareholders after engagement of the investment bank.

It is difficult to see how the "focus" of Mr. Flaherty's proposal could be any clearer, as was the case in *Temple-Inland.* The proposal describes Bristol-Myers as a prime "target" in the eyes of a leading investment banker and poses the key alternative before the board as whether Bristol-Myers is better off "carrying on independently." The supporting statement can hardly be read as asking the board to tinker at the margin or to consider a potpourri of non-extraordinary measures in order to enhance shareholder value. We are at a loss to understand how Bristol-Myers can argue that Mr. Flaherty's supporting statement is somehow deficient because it does not refer to "specific extraordinary transactions." Bristol-Myers Letter at 5.

Bristol-Myers appears to read the Division's precedents as requiring inclusion of *only* those proposals that explicitly recommend a single, distinct type of extraordinary transaction. That is not an accurate characterization of the pertinent authorities. To be sure, some proposals were drafted that narrowly, and the Division denied no-action relief. *See, e.g., Interpublic Group of Companies, Inc.* (15 September 2005) (urging the board to arrange for a "prompt sale" of the company); *Allegheny Valley Bancorp, Inc.* (3 January 2001) (hire an investment bank to solicit offers to purchase the company's stock or assets); *Bergen Brunswig Corp.* (6 December 2000) (sell the company). *Cf. Sears, Roebuck & Co.* (7 February 2000) (granting no-action relief when proposal included consideration of non-extraordinary transactions to sell part of a company). However, as *Temple-Inland* and *Student Loan Corp.* illustrate, the Division has never ruled that *only* those resolutions that are so narrowly drawn will pass muster under the "ordinary business" exclusion."

Predictably, Bristol-Myers relies upon the no-action letters cited above where the proposal asks the board to appoint a special committee or retain a third party for the *general* purpose of examining ways to increase shareholder value, including the possibility of selling the company. In those cases, the "focus" was not on extraordinary transactions, but instead on a broader consideration of alternatives. The Division concluded that to the extent a proposal embraces both extraordinary and non-extraordinary transactions, the existence of the latter may disqualify proposal under the "ordinary business" exclusion.

Thus, in *Medallion Financial Corp.* (11 May 2004), the resolution did discuss the possibility of a sale, but the text of the resolution asked the board simply to "evaluate alternatives to maximize stockholder value" including a sale of the company. A request to consider "alternatives" – extraordinary or otherwise – casts the net widely enough to include non-extraordinary transactions. *See also First Charter Corp.* (18 January 2005) (resolution seeking exploration of general strategic alternatives, with four distinct subparts proposing extraordinary and non-extraordinary transactions, including a possible sale of the company; supporting statement did not clearly articulate an interest in maximizing shareholder value through selling the company); *Telular Corp.* (5 December 2003) (committee of outside directors urged to "explore strategic alternatives," including a sale or spin-off; the supporting statement, however, indicates that committee's task would not be limited to extraordinary transactions, but would focus more generally on "the various strategic alternatives that may exist for maximizing shareholder value"); *Lancer Corp.* (13 March 2002) (urging the board to develop an "independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder valuation," with the first item an ordinary business activity and the latter too vague to be read as recommending any extraordinary transaction); *NACCO Industries, Inc., supra* (recommending that a banker "explore all alternatives to enhance the value of the company," including a possible sale, merger or other transaction, but the supporting statement focusing on the need for "an independent valuation of the assets and of their value if sold," without recommending specific action).

None of these proposals remotely resembles Mr. Flaherty's proposal, which focuses on an extraordinary corporate transaction, not an open-ended examination of strategic alternatives that may or may not fall into the "extraordinary" category. His supporting statement freely acknowledges that Bristol-Myers *has* already made a basic, though non-extraordinary, strategic choice about its future as a stand-alone company, *i.e.*, by choosing to focus narrowly "on ten market targets," rather than seeking to "compete effectively in the primary care market" against larger, more diversified competitors.[2] The adoption of that business strategy was plainly within the purview of management and the board of directors as representing their view about how to enhance shareholder value if the company remains independent.

By contrast, the thrust of Mr. Flaherty's proposal is the need for steps that go beyond simply adopting and then executing a specific business plan. The resolution and supporting statement plainly contemplate an extraordinary transaction, witness his citation of the CSFB study about possible takeover targets and his expression of the opinion that "shareholders might do better over the long term in a transaction such as an exchange of shares in a merger with a stronger company." Indeed, the penultimate paragraph presents his resolution not as proposing a multifaceted review of possible options to enhance shareholder value, but as offering a simple binary choice: Are shareholders "better off with BMS carrying on independently with a keener strategy"? Or are there "strategic alternatives" to independence that "would be more beneficial to the company and shareholders"?

---

[2] We note that the Bristol-Myers Letter does not dispute Mr. Flaherty's characterization of the Company's current business plan, with the focus on ten narrow specialties. Indeed, it could not do so, given frequent statements to that effect in public forums and filings.

Conclusion.

Mr. Flaherty's proposal focuses on extraordinary transactions, not a general or open-ended exploration of possible strategic choices. We respectfully ask the Division to advise Bristol-Myers that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions or require further information.

Very truly yours,



Cornish F. Hitchcock

cc: Mr. Dundas I. Flaherty
Sandra Leung, Esq.

Resolved: The shareholders of Bristol-Myers Squibb ("BMS" or the "Company") urge the Board of Directors (the "Board") to retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the Company, including, but not limited to, a possible sale, merger, or other transaction for any or all assets of the Company and report to shareholders on a course of action to maximize shareholder value.

Supporting Statement

We believe BMS's performance has been disappointing for several years; its stock is down by two-thirds since performance began deteriorating in 2001. The company's public position has recently been that its new product pipeline is promising, that growth will resume in 2007, and that years of good growth will follow. However, less than five years ago, BMS's public position featured "our goal of launching three potential blockbuster products a year," and we believe many shareholders are understandably cautious about relying on BMS's optimism again. The failure of Pargluva to receive FDA approval in October 2005 as previewed by the company also prompts caution about the company's prospects.

For the last several years the pharmaceutical industry has not done as well as before. However, in our view, some companies have done well, others less well, and still others, including BMS, not well at all. We believe, based on analyst assessments, that BMS's earnings per share may be no better in 2010 than in 2000, and that the company's performance may remain below average.

Biotechnology and pharmaceutical companies try to exploit the same science to develop new medicines. Those doing best in terms of growth in sales and earnings, companies like Gilead, Genentech, Amgen, and Novartis, appear to have business strategies rooted in advancing bioscience. In contrast, BMS's announced strategy of focusing on ten market targets seems more a recognition that the company can no longer compete effectively for the primary care market and less a strategy of the kind pursued by more successful competitors.

A number of combinations have taken place among pharmaceutical companies in recent years; some have done well, creating value. BMS's shareholders might do better over the long term in a transaction such as an exchange of shares in a merger with a stronger company. In fact, Credit Suisse First Boston in a report in September 2005 identified 78 possible pharmaceutical company combinations and concluded that:

> Financial attractiveness, therapeutic compliment (sic) and unique capabilities and infrastructure largely determine chances for consolidation. Four companies screen best on these criteria – Novartis and GlaxoSmithKline as acquirors and Bristol-Myers Squibb and Wyeth as targets.

We believe that shareholders properly look to the board to act in their interest, and that it is timely for the board to evaluate whether shareholders are likely to be better off with

BMS carrying on independently with a keener strategy or whether there are strategic alternatives that would be more beneficial to the company and shareholders.

Please vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 22, 2005

The proposal urges the board to retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the Company, including, but not limited to, a possible sale, merger, or other transaction for any or all assets of the Company and report to shareholders on a course of action to maximize shareholder value.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(7), as relating to Bristol-Myers' ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Amanda McManus
Attorney-Adviser